Our purpose is

to help

attract, retain,

and grow the most

profitable customer

relationships

their industries.

DIGITAS

annual repo

2 0 0

DIG



ITAS





Dear Digitas Stockholder,

2001 was the year Digitas was tested. Early in the year, we witnessed a shakeout in our industry sector. As the year progressed, we were challenged by contractions in the global economy and capital markets that forced many of our clients to curtail their investments in marketing and technology. Still more clients were affected — directly or indirectly — by the events of September 11.

2001 was also the year Digitas proved its staying power. With our focus on marketing productivity, we sustained all of our core client relationships and increased our role in making their businesses successful. We mobilized quickly as a team to realign our cost structure with the changing environment and remain a profitable, cash-generating business. We improved the efficiency and effectiveness of how we deliver our services to clients. Our people continued to develop new skills, greater levels of accountability, and loyalty to Digitas and its clients. As a result, we emerged from a year of unprecedented challenges in a stronger competitive position, with a strong balance sheet, a leaner cost structure and significant improvements in market share.

This 2001 annual report encapsulates a year we will not forget, even if we wanted to. It is a celebration of some terrific results for clients. It is an acknowledgement of the relationships that are the foundation of Digitas: our clients' relationships with their customers, our relationships with our clients, and our relationships with our people. We will not just remember this year, we will embrace it as part of our history, since this was the year we recommitted our energies to our relationships in order to make Digitas a great and enduring company.

Sincerely,

David W. Kenny
Chairman and CEO



Relevance

The hallmark of every customer interaction designed by Digitas is relevance. It is relevance, personal relevance, that drives superior response rates, a high level of customer interaction, and an even higher level of customer satisfaction. For Digitas, customer intimacy is not the aspiration, it's the foundation. Over the more than 20 years that is our history, we have cultivated a rich understanding of customer perceptions, attitudes and behaviors. This insight informs every customer interaction we design — from technology platform to marketing program to customer care initiative. It has the power to raise the customer's perception of value being delivered while creating sustainable economic value for the client's enterprise.







Accountability





A culture of accountability defines the way we work: our relentless pursuit of excellence, the passion for performance, and a fundamental need to achieve measurable results. At its core, our focus is analytic and ROI-based. It's a mind-set that ultimately enables our clients to achieve sustainable improvements in the economic value of their customer relationships. Indeed, we measure our success by the metrics of our clients' businesses: customer acquisition, retention and loyalty and, ultimately, market share.






Speed Limits
2001
Get
Moving



Marke

Our overarching goal for our clients is marketing productivity. By designing, building, and managing customer-facing technologies, and developing high-impact marketing programs to leverage those technologies, we improve the efficiency and effectiveness of our clients' marketing investments, which in turn drives quantitative and qualitative improvements in their customer relationships. Many companies think personalization is the goal of their marketing programs. But for Digitas, personalization is merely a technique for determining the right message for any given situation. By working at the intersection of marketing, technology, and channel management, Digitas is able to bring relevant content to appropriate customer contacts in a scalable, efficient way.

Productivity









G



At General Motors, a comprehensive CRM infrastructure drives customer insight, giving GM the ability to engage in meaningful, targeted dialogue with its customers and make better informed marketing decisions.

GENERAL MOTORS



D



DELTA

The Delta difference is evident across the entire travel ribbon. At every point of contact, whether through the Web, direct mail, reservations, in the airport or on the airplane, Delta's strategy is to recognize loyal customers with information and promotions that are relevant to their needs and appropriate for their frequency of travel. Through the careful analysis of customer segments and the design of programs targeting specific travel groups, Delta is able to enhance and differentiate the customer experience while at the same time realizing significant cost savings for the organization.





D

Bayer's first global pharma portal is the gateway into the world of Bayer Pharmaceuticals. Part of a larger strategy supporting Bayer as a premier global healthcare company, the portal facilitates consistent multinational brand presentation while increasing marketing synergies and eliminating duplication across business units. The portal acts as a platform for an active and evolving dialogue with Bayer's multiple constituencies — patients, physicians, investors and employees — as well as a catalyst for relationship building and customer interaction.


BAYER
300
200



Digitas balances strategy, channel



marketing, technology, and
management to inspire remarkable
customer relationships.



Financial information

Selected Financial Data

The following table sets forth selected financial data and other operating information of Digitas. The selected income statement and balance sheet data for 2001, 2000, 1999, 1998, and 1997, as set forth below, is derived from the audited financial statements of Digitas. The information is only a summary and you should read it in conjunction with Digitas' audited financial statements and related notes, other financial information included herein, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31				
	2001	2000	1999	1998	1997
	(in thousands, except per share data)				
STATEMENT OF OPERATIONS DATA:					
Revenue	$235,514	$288,154	$187,007	$122,309	$101,238
Operating expenses:					
Professional services costs	157,694	158,607	102,247	65,696	57,610
Selling, general and administrative expenses	95,545	99,366	67,048	48,485	40,552
Stock-based compensation	10,147	14,796	10,743	25,820	6,325
Amortization of intangible assets	25,238	36,687	36,688	–	–
Restructuring expenses	41,888	–	–	–	–
Total operating expenses	330,512	309,456	216,726	140,001	104,487
Loss from operations	(94,998)	(21,302)	(29,719)	(17,692)	(3,249)
Other income (expense), net	1,058	1,345	(7,281)	(2,698)	(2,431)
Benefit from (provision for) income taxes	(148)	(1,616)	(567)	1,439	114
Net loss from continuing operations	(94,088)	(21,573)	(37,567)	(18,951)	(5,566)
Extraordinary loss	–	(1,653)	–	–	–
Net loss	$(94,088)	$(23,226)	$(37,567)	$(18,951)	$(5,566)
Net loss per share — basic and diluted					
Net loss from continuing operations	$(1.58)	$(0.38)	$(0.74)		
Extraordinary loss	–	(0.03)	–		
Net loss	$(1.58)	$(0.41)	$(0.74)		
Weighted average shares outstanding —					
Basic and diluted	59,514	56,230	50,703		

	As of December 31				
	2001	2000	1999	1998	1997
	(in thousands)				
BALANCE SHEET DATA:					
Cash and cash equivalents	$46,473	$49,857	$441	$37	$1,868
Total assets	251,580	331,755	252,889	62,270	49,705
Total long-term debt, less current portion	1,096	1,947	62,878	1,749	3,701
Shareholders' equity (deficit)	169,886	249,457	119,836	(27,760)	(9,831)

You should read the following discussion together with the financial statements and related notes appearing elsewhere in this report. This report contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Our actual results may differ materially from those indicated in forward-looking statements.

Overview

In 1980, Bronner Slosberg Humphrey Co. ("BSH") was formed to provide direct marketing and promotion services. In 1995, Strategic Interactive Group ("SIG"), an Internet professional services firm, was formed to provide end-to-end Internet business solutions to corporate clients. Between 1995 and 1998, SIG and BSH operated as two separate entities under common control. Effective January 1, 1999, the two entities were merged into a single entity under the BSH name following a recapitalization by a private equity investor and several existing shareholders. BSH served as the ultimate parent of Digitas LLC, a Delaware limited liability company that holds all business operations. The purpose of the recapitalization was to combine the entities, realign the ownership of the combined entities with those senior employees who would most actively lead our future growth, establish an equity-based incentive program to motivate current and future employees, and enhance our ability to make strategic investments in our people and services. On December 22, 1999, Digitas Inc., a Delaware corporation, was formed to ultimately hold the interests of BSH including Digitas LLC. Effective December 31, 2001, BSH was merged into a newly formed Massachusetts corporation Bronner Slosberg Humprey Inc. The terms "Company" and "Digitas" refer to Digitas LLC prior to December 22, 1999, and to Digitas Inc. thereafter.

Business Operations

Digitas is a marketing and technology professional services firm that helps its clients attract, retain, and grow profitable customer relationships. By working at the intersection of marketing, technology, and channel management, Digitas is able to bring relevant content to appropriate customer contacts in a scalable, efficient way.

Our revenue is generated from providing professional services to our clients. We expect that our revenue will continue to be driven primarily by the number and scope of our client engagements. We focus on large-scale, long-term, strategic relationships with a select group of blue-chip clients. The Company attempts to limit its concentration of credit risk by securing well-known clients. While the Company often enters into written agreements with its clients, such contracts are typically terminable upon 30 to 90 days notice. For 2001, our three largest clients accounted for approximately 49% of our revenue and our largest client accounted for approximately 20% of our revenue. Management believes a loss of any one of these significant clients or any significant reduction in the use of our services by a major client could have a material adverse effect on the Company's business, financial condition, and results of operations.

Historically, we have offered our services to clients primarily on a time and materials basis. For these engagements, we recognize revenue as services are provided based on actual costs incurred. As our client relationships have grown, we have increasingly entered into broad contracts under which we deliver our services based on mutually agreed upon scopes of work. These contracts generally include estimates on total fees that clients will be charged for the year. For these contracts, we recognize revenue on a percentage of completion method based on the ratio of costs incurred to total estimated costs. Additionally, some of our contracts include a discretionary bonus provision whereby we earn additional compensation based on our performance as evaluated by our clients. We recognize bonus revenue in the period we are informed that the bonus has been awarded. Most of our contracts allow us to invoice our clients on a *pro rata* basis for our services. Advance payments are recorded as billings in excess of cost and estimated earnings on uncompleted contracts until the services are provided.

We incur significant reimbursable costs, such as online media buying and production costs, on behalf of our clients. In accordance with the client agreements, there is no markup on reimbursable costs and the client's approval is required prior to Digitas incurring them. Revenue through 2001 does not include reimbursable costs.

In November 2001, in response to several inquiries regarding whether reimbursements received for "out-of-pocket" expenses incurred, such as travel and entertainment, should be characterized in the income statement as revenue or as a reduction of expense incurred, the FASB staff stated its belief that reimbursements received for out-of-pocket expenses incurred should be characterized as revenue. The Company will apply this staff announcement in financial reporting periods beginning in fiscal 2002. The estimated impact of this change will result in an increase to total revenue of approximately three to five percent. Upon application of the announcement, comparative financial statements for prior periods will be reclassified to comply with the guidance in this staff announcement.

Professional services costs consist of professional salaries, payroll taxes and benefits for our professional staff plus other non-reimbursable costs directly attributable to servicing our clients. In addition to the compensation of employees engaged in the delivery of professional services, professional salaries include compensation for selling and management by our senior account managers and most of our executives.

Selling, general and administrative expenses consist primarily of administrative and executive compensation, professional fees, non-client related travel expenses, rent, and office expenses.

Stock-based compensation consists primarily of noncash compensation arising from stock options granted to employees at exercise prices below the estimated fair value of the underlying common stock, the repurchase of stock options from an employee, and shares of common stock sold to members of the Board of Directors at a price below the estimated fair value. The Company has not granted or repurchased any options nor issued common stock at a price below the estimated fair value subsequent to the initial public offering in March 2000.

In connection with the recapitalization in January 1999, the Company recorded $198.9 million of goodwill and other intangible assets. This amount, which represents the excess of purchase price over net assets acquired, consists of goodwill, favorable lease, and assembled workforce. The goodwill and favorable lease are being amortized over seven and six years, respectively. Intangible assets related to assembled workforce were fully amortized as of December 31, 2000. The Company will adopt SFAS No. 142 in fiscal 2002. The provisions of SFAS No. 142 will be applied to all goodwill and other intangible assets recognized in the financial statements at that date. This will result in an expense reduction of approximately $24.5 million in

2002 over the prior year. The Company does not currently anticipate any impairment to existing intangible assets or goodwill; however, if there were to be any impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of SFAS No. 142, those losses will be reported as resulting from a change in accounting principle.

Restructuring expenses represent charges taken to better align the Company's cost structure with changing market conditions and decreased demand for services. Restructuring expenses include severance related to workforce reductions and other related expenses and the consolidation of facilities. Estimated costs for the consolidation of facilities are comprised of contractual rental commitments for office space being vacated and future depreciation related to the abandonment of leasehold improvements, offset by estimated sub-rental income.

The Company accounts for income taxes using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases for operating profit and tax liability carryforward. Deferred tax assets and liabilities are measured using enacted tax rates for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period in which the tax change occurs.

Results of Operations

The following table sets forth selected items included in our statement of operations as a percentage of revenue for the periods indicated:

	Year Ended December 31		
	2001	2000	1999
Revenue	100.0 %	100.0%	100.0%
Operating expenses:			
Professional services costs	66.9	55.0	54.7
Selling, general and administrative expenses	40.6	34.5	35.9
Stock-based compensation	4.3	5.1	5.7
Amortization of intangible assets	10.7	12.7	19.6
Restructuring expenses	17.8	–	–
Total operating expenses	140.3	107.3	115.9
Loss from operations	(40.3)%	(7.3)%	(15.9)%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

SUMMARY. Fiscal 2001 was a challenging year for Digitas as the Company reacted to overall market deterioration with a series of restructurings designed to realign the Company's cost structure with reduced levels of demand. Restructuring charges totaled $41.9 million in 2001. A slowing global economy, the impact of the September 11 terrorist attacks that disrupted the national economy and negatively impacted our clients, and a continued softening in technology investments all contributed to a decrease in demand for our services in 2001. As a result, the Company reported a 2001 net loss of $94.1 million, or $1.58 per share, as compared to a net loss of $23.2 million, or $0.41 per share, in 2000

REVENUE. Revenue for 2001 decreased by $52.7 million, or 18.3%, to $235.5 million from $288.2 million in 2000. The negative impact of the economic recession on both Digitas and our clients resulted in decreased demand for our services, as client projects were delayed or canceled. While we currently believe that our revenues have stabilized with the third and fourth quarters of 2001, in which we recorded revenues of $51 million and $47 million, respectively, we remain cautious in our outlook for 2002 revenues given the continued economic uncertainty and the resulting potential impact on demand for our services.

PROFESSIONAL SERVICES COSTS. Professional services costs for 2001 decreased by $0.9 million, or 0.6%, to $157.7 million from $158.6 million in 2000. Professional services costs represented 67.0% of revenue for 2001, as compared to 55.0% of revenue for 2000. The increase in professional services costs, as a percentage of revenue, was the result of the time lag between the decline in revenues and the realignment of the Company's cost structure to reflect reduced levels of demand for our services. The decrease in absolute dollars reflects the commencement of cost savings resulting from restructuring actions. Based on our current revenue expectations, we believe that our professional services costs will remain consistent with the fourth quarter of 2001.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for 2001 decreased by $3.9 million, or 3.9%, to $95.5 million from $99.4 million for 2000. As a percentage of revenue, selling, general and administrative expenses increased to 40.6% in 2001 from 34.5% in 2000. The increase in selling, general and administrative expenses, as a percentage of revenue, was the result of the time lag between the decline in revenues and the realignment of the Company's cost structure with reduced levels of demand for our services. The decrease in absolute dollars reflects the commencement of cost savings resulting from restructuring actions and other cost-cutting initiatives. Based on our current revenue expectations, we believe that our selling, general and administrative expenses will remain consistent with the fourth quarter of 2001.

STOCK-BASED COMPENSATION. Stock-based compensation for 2001 consisted of noncash compensation of $10.1 million arising from stock options granted to employees in prior periods at exercise prices below the estimated fair value of the related common stock. Stock-based compensation for 2000 consisted of noncash compensation of $14.8 million arising from stock options granted to employees at exercise prices below the estimated fair value of the related common stock. The Company has not granted or repurchased any options at a price below the estimated fair value subsequent to the initial public offering in March 2000.

AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets for 2001 decreased by $11.5 million, or 31.3%, to $25.2 million from $36.7 million for 2000. Amortization of intangible assets for 2001 consists of amortization of goodwill and favorable leases resulting from our recapitalization, which was effected in January 1999. The decrease in absolute dollars was the result of intangible assets related to assembled workforce becoming fully amortized in 2000. The estimated useful lives used in amortizing favorable leases and goodwill are six and seven years, respectively.

The Company will adopt SFAS No. 142 in fiscal 2002. The provisions of SFAS No. 142 will be applied to all goodwill and other intangible assets recognized in the financial statements. This will result in an expense reduction of approximately $24.5 million in 2002 over the prior year. The Company does not anticipate any impairment to existing intangible assets or goodwill; however, if there were to be any impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of SFAS No. 142, those losses will be reported as resulting from a change in accounting principle.

RESTRUCTURING EXPENSES. In the second quarter of fiscal 2001, the Company recorded restructuring expenses of $16.9 million, consisting of $5.6 million in workforce reduction and other related costs and $11.3 million in the consolidation of facilities and abandonment of related leasehold improvements. These restructuring expenses were taken to align the Company's cost structure with the changing market conditions and decreased demand for our services. In September 2001, the Company recorded additional restructuring expenses of $25.0 million, consisting of $11.1 million for workforce reduction and related costs and $13.9 million for the consolidation of facilities and abandonment of related leasehold improvements. These restructuring expenses, which include the closing of our office in Hong Kong, were taken to further align the Company's cost structure with changing market conditions and decreased demand for our services. The following is a summary of restructuring expenses (in thousands):

	Total Expenses	Noncash Charges	Cash Payments	Accrued Restructuring Balance at December 31, 2001
Workforce reduction and related costs	$16,689	$–	$(12,982)	$3,707
Consolidation of facilities and abandonment of leasehold improvements	25,199	(3,458)	(5,888)	15,853
Total	$41,888	$(3,458)	$(18,870)	$19,560

As a result of the two restructuring actions, the Company reduced its workforce by approximately 650 employees, across all business functions and regions. Estimated costs for the consolidation of facilities are comprised of contractual rental commitments for office space being vacated in addition to future depreciation of the related leasehold improvements, offset by estimated sub-rental income.

The Company expects total cash payments for restructuring activities to approximate $38.4 million. The remaining $3.5 million of restructuring expenses consists of noncash charges for leasehold improvement write-offs. We expect to make cash payments of approximately $10.0 million in fiscal 2002 and the remaining $9.6 million, primarily related to real estate rental obligations, over the following five years.

OTHER INCOME, NET. Other income, net of expenses, decreased by $0.3 million to $1.0 million from $1.3 million. Other income, net, for 2001 consisted of interest income earned on the investment of excess operating cash offset by interest expense related to notes payable for tenant allowances, interest expense on capitalized leases, and bank charges related to the Company's revolving credit facility and standby letters of credit. Other income, net, for 2000 consisted of interest income earned on the invested portion of proceeds from our initial public offering of common stock in March 2000 offset by interest expense primarily on long-term borrowings prior to the initial public offering. In addition, a realized gain on the termination of interest rate swap agreements was recorded in 2000.

PROVISION FOR INCOME TAXES. The provision for income taxes for 2001 decreased by $1.5 million to $0.1 million from $1.6 million in 2000. The decrease was due to the Company generating significantly less taxable income in 2001 than in 2000. The effective income tax rate is lower than the combined federal and state statutory rates due primarily to an increase in the valuation allowance for deferred tax assets.

EXTRAORDINARY LOSS. In 2001, the Company did not recognize an extraordinary item. In March 2000, an extraordinary loss of $1.7 million was recognized upon the early retirement of $68.5 million of long-term debt.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

REVENUE. Revenue for 2000 increased by $101.2 million, or 54.1%, to $288.2 million from $187.0 million for 1999. The increase was due to growth in revenue from new clients of approximately 40% and existing clients of approximately 14%. This increase in revenue was due to an increase in demand for results-oriented marketing and technology-related services.

PROFESSIONAL SERVICES COSTS. Professional services costs for 2000 increased by $56.4 million, or 55.2%, to $158.6 million from $102.2 million for 1999. Professional services costs represented 55.0% of revenue for 2000, as compared to 54.7% of revenue for 1999. The increase in absolute dollars was due to an increase in the number of professionals we hired to support the increased demand for our services. Professional services costs increased as a percentage of revenue due to investments in the opening of new offices and an increase in average compensation per professional.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for 2000 increased by $32.3 million, or 48.2%, to $99.3 million from $67.0 million for 1999. As a percentage of revenue, selling, general and administrative expenses decreased from 35.9% in 1999 to 34.5% in 2000. The increase in absolute dollars for 2000 was due to increases in outside fees for recruiting professionals, rent, and travel costs related to office expansions in Boston, New York, and London, and the construction of new offices in Miami and Hong Kong, and our overall growth in administrative headcount. The decrease as a percentage of revenue was due to the economies of scale associated with higher revenue levels.

STOCK-BASED COMPENSATION. Stock-based compensation for 2000 consisted of noncash compensation of $14.8 million arising from stock options granted to employees at exercise prices below the estimated fair value of the related common stock. Stock-based compensation for 1999 consisted of noncash compensation arising from stock options granted to employees at exercise prices below the estimated fair value of the related common stock of $5.9 million, the repurchase of stock options from an employee of $1.8 million and $3.0 million for shares of common stock sold to members of the Board of Directors at a price below the estimated fair value.

AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets consists of amortization of assembled workforce, favorable lease and goodwill resulting from our recapitalization, which was effected in January 1999. Amortization periods range from two to seven years.

OTHER INCOME (EXPENSE), NET. Other income, net, for 2000 totaled $1.3 million and consisted of interest income earned on the invested portion of proceeds from our initial public offering of common stock in March 2000 offset by interest expense primarily on long-term borrowings prior to the initial public offering. In addition, a realized gain on the termination of interest rate swap agreements was recorded. Other expense, net, for 1999 totaled $7.3 million and consisted primarily of interest expense on our long-term borrowings related to the recapitalization in January 1999.

PROVISION FOR INCOME TAXES. The provision for income taxes for 2000 increased by $1.0 million to $1.6 million from $0.6 million for 1999. The effective income tax rate is lower than the combined federal and state statutory rates due primarily to an increase in the valuation allowance for deferred tax assets.

EXTRAORDINARY LOSS. In March 2000, an extraordinary loss of $1.7 million was recognized upon the early retirement of $68.5 million of long-term debt.

Liquidity and Capital Resources

We fund our operations primarily through cash generated from operations and the issuance of equity securities. In March 2000, we successfully completed our initial public offering for common stock, which resulted in net proceeds of approximately $134.7 million.

CASH AND CASH EQUIVALENTS AND WORKING CAPITAL. Cash and cash equivalents decreased by $3.4 million to $46.5 million at December 31, 2001, from $49.9 million at December 31, 2000. Cash provided by operating activities in 2001 was $7.4 million. The $7.4 million was primarily the result of a $94.1 million net loss adjusted for $75.2 million of noncash expenses including depreciation and amortization, stock-based compensation, and noncash restructuring expenses, and $26.3 million of cash generated primarily from management's emphasis on collection of receivables offset by $18.9 million in restructuring payments. Billed and unbilled accounts receivable decreased $48.5 million, from $102.6 million at December 31, 2000, to $54.1 million at December 31, 2001.

Cash used in investing activities was $14.6 million, representing capital expenditures relating to the expansion of office space and computer equipment purchases. Cash provided by financing activities was $3.9 million, representing $4.8 million in proceeds from the issuance of common stock through the Company's employee stock purchase plan and upon exercise of stock options offset by $0.9 million in payments for tenant allowances and capital lease obligations.

CREDIT FACILITY. Effective September 2001, the Company amended its existing credit facility originally dated July 25, 2000. The amended agreement allows the Company to borrow up to $20 million, less any amounts committed pursuant to outstanding standby letters of credit. The credit facility expires July 25, 2003. Amounts borrowed under the revolving credit facility bear interest at either the Prime Rate or at a Eurocurrency rate plus an applicable margin of 2.50%–3.00%, depending on the Company's leverage ratio. Additionally, the Company is required to pay a commitment fee of 0.25% of the average daily-unused amount of the revolving credit. The credit facility contains certain restrictive financial covenants, including a maximum leverage ratio, a minimum EBITDA level, a minimum tangible net worth, a minimum liquidity level, and a maximum annual capital expenditure level.

As of December 31, 2001, the Company had no borrowings under the revolving credit facility and approximately $11.9 million outstanding under standby letters of credit. At December 31, 2001, the Company has approximately $8.1 million available for future borrowings.

OTHER DEBT AND COMMITMENTS. The following table summarizes other cash obligations of the Company. (Note: Interest expense is included in payments due by period where applicable.)

	PAYMENTS DUE BY PERIOD (in millions):				
	Total	2000	2003 – 2004	2005 – 2006	2007 and thereafter
Notes payable, tenant allowances	$1.2	$0.3	$0.6	$0.3	$–
Capital lease obligations	1.0	0.7	0.3	–	–
Operating leases	151.4	22.8	46.9	35.4	46.3
Total obligations	$153.6	$23.8	$47.8	$35.7	$46.3

Notes payable, tenant allowances. Since 1995, the Company has received tenant allowances, which are required to be reimbursed to the landlord through 2005.

Capital lease obligations. The Company has certain noncancelable leases to finance telephone equipment, copier equipment, and software. The total capitalized cost of the assets subject to capital leases was approximately $2,681,000 and $2,623,000 with accumulated amortization of approximately $1,663,000 and $1,027,000, as of December 31, 2001 and 2000, respectively.

Other lease obligations. The Company leases office facilities and certain office equipment under cancelable and noncancelable operating lease agreements expiring at various dates through July 2015.

The Company leases office space under noncancelable operating leases. Rental expense, including amounts described above, consisting of minimum lease payments under noncancelable operating leases amounted to approximately $14,936,000, $13,713,000, and $8,591,000, for the years ended December 31, 2001, 2000, and 1999, respectively.

The Company implemented a series of restructuring initiatives in 2001 to better align our cost structure with deteriorating market conditions and decreased demand for our services. As a result of these initiatives, we expect that at current revenue projections, the Company will continue to generate cash from operations. Our liquidity position is significantly dependent upon our generating cash from operations in line with current expectations. We believe that this cash from operations, combined with current cash and cash equivalents and funds available under the credit facility, is sufficient to meet the Company's working capital expenditure requirements for at least the next twelve months.

Quantitative and Qualitative Disclosure about Market Risk

The Company does not believe that there is any material risk exposure with respect to derivative or other financial instruments that would require disclosure under this item.

Report of Independent Public Accountants

To the Board of Directors of Digitas Inc.:

We have audited the accompanying balance sheets of Digitas Inc. (a Delaware corporation) as of December 31, 2001 and 2000, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digitas Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the three years ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Boston, Massachusetts

January 23, 2002

Balance Sheet

(dollars in thousands)

	December 31	
ASSETS	2001	2000
Current assets:		
Cash and cash equivalents	$46,473	$49,857
Accounts receivable, net of allowance for doubtful accounts of $2,209 and $1,419 at December 31, 2001 and 2000, respectively	35,685	66,439
Accounts receivable, unbilled	18,382	36,174
Other current assets	7,899	1,643
Total current assets	108,439	154,113
Fixed assets, net	40,625	43,567
Intangible assets, net	100,247	125,485
Other assets	2,269	8,590
Total assets	$251,580	$331,755
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$14,091	$12,110
Current portion of long-term debt	231	209
Billings in excess of cost and estimated earnings on uncompleted contracts	25,208	32,233
Accrued expenses	9,547	18,300
Accrued compensation	11,299	16,849
Accrued restructuring	10,010	–
Capital lease obligations	662	619
Total current liabilities	71,048	80,320
Long-term debt, less current portion	818	1,048
Capital lease obligation, long-term portion	278	899
Accrued restructuring	9,550	–
Other long-term liabilities	–	31
Total liabilities	81,694	82,298
Commitments and contingencies (Note 14)		
Shareholders' equity:		
Preferred shares, $.01 par value per share; 25,000,000 shares authorized and none issued and outstanding at December 31, 2001 and 2000	–	–
Common shares, $.01 par value per share, 175,000,000 shares authorized; 60,857,083 and 58,077,801 shares issued and outstanding at December 31, 2001 and 2000, respectively	608	581
Additional paid-in capital	345,909	360,175
Accumulated deficit	(157,342)	(63,254)
Cumulative foreign currency translation adjustment	(396)	–
Deferred compensation	(18,893)	(48,045)
Total shareholders' equity	169,886	249,457
Total liabilities and shareholders' equity	$251,580	$331,755

The accompanying notes are an integral part of these financial statements.

Statement of Operations

(in thousands, except per share data)

	Year Ended December 31		
	2001	2000	1999
Revenue	$235,514	$288,154	$187,007
Operating expenses:			
Professional services costs	157,694	158,607	102,247
Selling, general and administrative expenses	95,545	99,366	67,048
Stock-based compensation	10,147	14,796	10,743
Amortization of intangible assets	25,238	36,687	36,688
Restructuring expenses (Note 2)	41,888	–	–
Total operating expenses	330,512	309,456	216,726
Loss from operations	(94,998)	(21,302)	(29,719)
Other income (expense):			
Interest income	1,443	2,786	55
Interest expense	(487)	(1,871)	(7,336)
Realized gain on investment	–	447	–
Gain (loss) on disposal of fixed assets	49	(133)	–
Other miscellaneous income	53	116	–
Loss before provision for income taxes	(93,940)	(19,957)	(37,000)
Provision for income taxes	(148)	(1,616)	(567)
Loss from continuing operations	(94,088)	(21,573)	(37,567)
Extraordinary loss relating to early extinguishment of debt (net of tax benefit of $175)	–	(1,653)	–
Net loss	$(94,088)	$(23,226)	$(37,567)
Net loss per share — basic and diluted			
Loss from continuing operations	$(1.58)	$(0.38)	$(0.74)
Extraordinary loss	–	(0.03)	–
Net loss	$(1.58)	$(0.41)	$(0.74)
Weighted average common shares outstanding Basic and diluted	59,514	56,230	50,703

The accompanying notes are an integral part of these financial statements.

Statement of Shareholders' Equity

(in thousands, except share data)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Cumulative Foreign Currency Translation Adjustment	Total Shareholders' Equity
Balance at January 1, 1999	–	$ –	$ –	$ –	$ –	$ –	$ –
Comprehensive loss	–	–	–	–	(37,567)	–	(37,567)
Issuance of common stock in connection with Recapitalization	50,086,487	–	152,148	–	–	–	152,148
Repurchase of stock options and warrants	–	–	(2,566)	–	–	–	(2,566)
Exercise of stock options	118,448	–	151	–	–	–	151
Deferred stock-based compensation	–	–	55,593	(55,593)	–	–	–
Distribution to shareholders	–	–	–	–	(2,461)	–	(2,461)
Stock-based compensation	–	–	3,029	5,846	–	–	8,875
Cancellation of stock options	–	–	(1,458)	1,458	–	–	–
Issuance of common stock	498,544	–	1,256	–	–	–	1,256
Balance at December 31, 1999	50,703,479	–	208,153	(48,289)	(40,028)	–	119,836
Comprehensive loss	–	–	–	–	(23,226)	–	(23,226)
Exercise of stock options	1,015,330	10	1,082	–	–	–	1,092
Deferred stock-based compensation	–	–	22,519	(22,519)	–	–	–
Stock-based compensation	–	–	–	14,796	–	–	14,796
Cancellation of stock options	–	–	(7,967)	7,967	–	–	–
Issuance of common stock, net of issuance costs	6,358,992	571	136,388	–	–	–	136,959
Balance at December 31, 2000	58,077,801	581	360,175	(48,045)	(63,254)	–	249,457
Net loss	–	–	–	–	(94,088)	–	
Cumulative foreign currency translation adjustment	–	–	–	–	–	(396)	
Total comprehensive loss							(94,484)
Exercise of stock options	2,268,397	22	2,973	–	–	–	2,995
Stock-based compensation		–	–	10,147	–	–	10,147
Cancellation of stock options	–	–	(19,005)	19,005	–	–	–
Issuance of common stock	510,885	5	1,766	–	–	–	1,771
Balance at December 31, 2001	60,857,083	$608	$345,909	$(18,893)	$(157,342)	$(396)	$169,886

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

(in thousands)

	Year Ended December 31		
	2001	2000	1999
Cash flows from operating activities:			
Net loss	$(94,088)	$(23,226)	$(37,567)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	39,541	46,551	43,865
Loss (gain) on disposal of fixed assets	(49)	133	74
Stock-based compensation	10,147	14,796	8,875
Provision for doubtful accounts	2,556	609	1,137
Noncash restructuring expenses	23,014	–	–
Extraordinary loss	–	1,653	–
Changes in operating assets and liabilities:			
Accounts receivable	28,224	(26,752)	(17,651)
Accounts receivable, unbilled	17,532	(10,653)	(10,371)
Other current assets	(672)	356	(494)
Other assets	662	(1,638)	(282)
Accounts payable	1,977	(3,242)	5,503
Billings in excess of costs and estimated earnings on uncompleted contracts	(7,090)	14,472	7,244
Accrued expenses	(8,717)	1,210	9,519
Accrued compensation	(5,550)	2,801	4,563
Other long-term liabilities	(31)	(17)	–
Net cash provided by operating activities	7,456	17,053	14,415
Cash flows from investing activities:			
Purchase of fixed assets	(14,635)	(32,695)	(8,525)
Business acquired net of cash	–	–	(65,200)
Net cash used in investing activities	(14,635)	(32,695)	(73,725)
Cash flows from financing activities:			
Principal payments under capital lease obligations	(633)	(511)	(306)
Proceeds from note payable, bank, net of debt issuance costs	–	–	70,558
Proceeds from sale leaseback	–	645	–
Payment of notes payable, tenant allowances	(208)	(190)	(158)
Payment of notes payable, bank	–	(68,505)	(4,893)
Payment of notes payable, shareholders	–	(4,432)	–
Distributions to shareholders	–	–	(2,461)
Repurchase of stock options and warrants	–	–	(4,433)
Proceeds from issuance of common stock	4,766	138,051	1,407
Net cash provided by financing activities	3,925	65,058	59,714
Effect of exchange rate changes on cash and cash equivalents	(130)	–	–
Net increase (decrease) in cash and cash equivalents	(3,384)	49,416	404
Cash and cash equivalents, beginning of period	49,857	441	37
Cash and cash equivalents, end of period	$46,473	$49,857	$441
Supplemental disclosure of cash flow information:			
Cash paid for taxes	$8,097	$1,351	$1,011
Cash paid for interest	398	1,906	6,781
Supplemental disclosure of noncash investing and financing activities:			
Issuance of notes payable to shareholders (Note 5)	$–	$4,432	$–
Change in par value of common stock (Note 6)	–	507	–
Assets acquired under capital lease obligations	58	530	606
Income tax refund receivable (Note 8)	5,600	–	–

1 BASIS OF PRESENTATION, DESCRIPTION OF BUSINESS, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Bronner Slosberg Humphrey Inc. was incorporated in Massachusetts in 1980 as a Subchapter S corporation. Strategic Interactive Group, Inc. was incorporated in Massachusetts in 1995 as a Subchapter S corporation. Through December 31, 1998, certain shareholders of Bronner Slosberg Humphrey Inc. ("BSH") owned a majority of the outstanding shares of Strategic Interactive Group, Inc. ("SIG").

On November 5, 1998, BSH and SIG completed transactions in which each company was reorganized into a Massachusetts business trust (each a "Trust" and together the "Trusts") with a wholly owned limited liability company ("LLC") subsidiary. After formation of the Trusts and LLCs, the two companies were merged with and into Bronner Slosberg Humphrey, LLC and Strategic Interactive Group, LLC, respectively, with each shareholder of the original S corporations receiving as consideration an equivalent number of beneficial common shares in the Trusts as the shareholders held in the S corporations prior to the mergers. The reorganization of the companies into Trusts and subsidiary LLCs has been accounted for at historical cost as a combination of entities under common control.

Effective January 1, 1999, BSH and SIG completed a transaction with a private equity investor and the existing shareholders (the "Recapitalization"). Under the terms of the Recapitalization, the private equity investor acquired a certain number of shares directly from the existing shareholders for $102.0 million. In addition, the Company borrowed $70.6 million from a bank. On the date following the close of the Recapitalization, SIG effectively merged into Bronner Slosberg Humphrey Co. Bronner Slosberg Humphrey Co. served as the ultimate parent of Digitas LLC, the Delaware limited liability company through which the business was operated through December 31, 2001. Substantially all of the stock options and stock appreciation rights of BSH and SIG were replaced with stock options in Bronner Slosberg Humphrey Co. with equivalent in-the-money value, which existed at the date of Recapitalization. The Recapitalization was accounted for as a purchase. On December 22, 1999, Digitas Inc., a Delaware corporation, was formed to ultimately hold the ownership interests of Bronner Slosberg Humphrey Co. and Digitas LLC after completing a reorganization to become the sole shareholder of the Trust. Effective December 31, 2001, Bronner Slosberg Humphrey Co. was merged into a newly formed Massachusetts corporation Bronner Slosberg Humphrey Inc. The terms "Company" and "Digitas" refer to Digitas LLC prior to the reorganization and Digitas Inc. thereafter.

A subsidiary incorporated in Massachusetts in late 1998 operates as a branch in the United Kingdom and is included in the financial statements of the Company subsequent to that date.

Operations

Digitas is a marketing and technology professional services firm that helps its clients attract, retain and grow profitable customer relationships. By working at the intersection of marketing, technology, and channel management, Digitas is able to bring relevant content to appropriate customer contacts in a scalable, efficient way.

Summary of Significant Accounting Policies

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less. Cash equivalents are stated at cost plus accrued interest, which approximates market.

FIXED ASSETS. Fixed assets are recorded at cost. Expenditures for renewals and improvements are capitalized. Repairs and maintenance are charged to operations as incurred. Equipment held under capital leases is stated at the present value of minimum lease payments at the inception of the lease and amortized using the straight-line method over the lease term. Leasehold improvements are recorded net of construction allowances provided by the landlord. Depreciation is recorded on the straight-line basis over the estimated useful lives of the related assets, which are as follows:

Furniture and fixtures	5–7 years
Computer equipment and software	3–5 years
Capital leases	Lesser of lease term or useful life
Leasehold improvements	Lesser of lease term or useful life

INTANGIBLE ASSETS. Intangible assets are stated at cost less accumulated amortization. Through December 31, 2001, intangible assets are amortized on a straight-line basis over their estimated lives, which are as follows:

Assembled workforce	2 years
Favorable lease	6 years
Goodwill	7 years

INTERNAL USE SOFTWARE. American Institute of Certified Public Accountants ("AICPA") Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," was adopted, effective January 1, 1999. The Company capitalizes external costs related to software and implementation services in connection with its internal use software systems.

IMPAIRMENT OF LONG-LIVED ASSETS. In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of," the Company evaluates the recoverability of the carrying value of its long-lived assets and certain intangible assets based on estimated undiscounted cash flows to be generated from each of such assets compared to the original estimates used in measuring the assets. To the extent impairment is identified, the Company reduces the carrying value of such impaired assets to fair value based on estimated discounted future cash flows.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The fair value of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable approximate their carrying value due to the immediate or short-term maturity of these financial instruments. The fair value of long-term debt is based on the current rates offered to the Company for debt instruments of similar risks and maturities and approximates its carrying value.

REVENUE RECOGNITION. Revenue pursuant to fixed-price contracts is recognized as services are rendered on the percentage-of-completion method of accounting (based on the ratio of costs incurred to total estimated costs). Revenue pursuant to time and materials contracts is recognized as services are provided. Certain contracts contain provisions for performance incentives. Such contingent revenue is recognized in the period in which the contingency is resolved. Unbilled accounts receivable on contracts is comprised of costs incurred plus estimated earnings from revenue earned in advance of billings under the contract. Advance payments are recorded as billings in excess of cost and estimated earnings on uncompleted contracts until the services are provided. Included in accounts receivable and unbilled accounts receivable are reimbursable costs, which have been incurred on behalf of the Company's clients. In accordance with the client agreements, there is no markup on reimbursable costs and the client's approval is required prior to the Company incurring them. Through December 31, 2001, revenue does not include reimbursable costs.

Provisions for estimated losses on uncompleted contracts are made on a contract-by-contract basis and are recognized in the period in which losses are determined.

PROFESSIONAL SERVICES COSTS. Professional services costs consist primarily of compensation and benefits of the Company's employees engaged in the delivery of professional services plus other nonreimbursable services costs.

RESEARCH AND DEVELOPMENT COSTS. Research and development costs are charged to operations as incurred. To date, substantially all research and development activities have been pursuant to customer contracts and have been expensed as professional services costs.

NET INCOME PER SHARE. Basic and diluted earnings per share are computed in accordance with SFAS No. 128, "Earnings per Share." SFAS No. 128 requires both basic earnings per share, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive potential common equivalent shares outstanding. The dilutive effect of options is determined under the treasury stock method using the average market price for the period. Common equivalent shares are included in the per share calculations where the effect of their inclusion would be dilutive.

	Year Ended December 31		
	2001	2000	1999
Weighted average common shares outstanding	59,513,657	56,229,640	50,703,479
Dilutive effect of options and warrants	–	–	–
Diluted weighted average common shares outstanding	59,513,657	56,229,640	50,703,479

As of December 31, 2001, 2000, and 1999, 33,382,534, 31,071,626, and 29,088,972 options and warrants, respectively, were outstanding but not included in the above calculations, as their effects would have been antidilutive.

INCOME TAXES. Effective January 1, 1999, the Company became subject to corporate-level federal and certain additional state income taxes. The Company accounts for income taxes using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases for operating profit and tax liability carryforward. Deferred tax assets and liabilities are measured using enacted tax rates for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period in which the tax change occurs.

STOCK-BASED COMPENSATION. Accounting Principles Board Opinion (APBO) No. 25, "Accounting for Stock Issued to Employees," and related interpretations are applied in accounting for its employee stock option plans. The disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation," which includes information with respect to stock-based compensation determined under the "fair value" method has been utilized in the accompanying financial statements.

FOREIGN CURRENCY TRANSLATION. Monetary assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at the exchange rate in effect at period-end and nonmonetary assets and liabilities are remeasured at historic exchange rates. Income and expenses are remeasured at the average exchange rate for the period. Transaction gains and losses are reflected in selling, general and administrative expenses in the statement of operations. Transaction losses were approximately $19,000, $129,000, and $158,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

MANAGEMENT'S USE OF ESTIMATES. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

COMPREHENSIVE INCOME. The Company accounts for comprehensive income under SFAS No. 130, "Reporting Comprehensive Income." All components of comprehensive income are reported in the financial statements in the period in which they are recognized.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS. In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities — an Amendment of FASB Statement No. 133." SFAS No. 138 amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. The Company adopted SFAS No. 133 and SFAS No. 138 concurrently as required by SFAS No. 137, "Deferral of the Effective Date of the FASB Statement No. 133," in fiscal year 2001. The adoption of SFAS No. 133 did not have a material impact on its financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that all business combinations in the scope of that statement be accounted for using one method, the purchase method. SFAS No. 141 supersedes Accounting Principles Board Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." The provisions of this statement apply to all business combinations initiated after June 30, 2001. The Company has determined that the adoption of SFAS No. 141 will not have a material impact on its financial position or its results of operations.

In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. It also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS No. 142 supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets." The Company will adopt SFAS No. 142 in fiscal 2002. The provisions of SFAS No. 142 will be applied to all goodwill and other intangible assets recognized in the financial statements at that date. With the adoption of SFAS 142, the Company expects to no longer amortize existing goodwill. This will result in an expense reduction of approximately $24.5 million in the fiscal year ended December 31, 2002. The Company does not currently anticipate any impairment to existing intangible assets or goodwill; however, if there were to be any impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of SFAS No. 142, they will be reported as resulting from a change in accounting principle.

In November 2001, in response to several inquiries regarding whether reimbursements received for "out-of-pocket" expenses incurred, such as travel and entertainment, should be characterized in the statement of operations as revenue or as a reduction of expense incurred, the FASB staff stated its belief that reimbursements received for out-of-pocket expenses incurred should be characterized as revenue. The Company will apply this staff announcement in financial reporting periods beginning in fiscal 2002. The estimated impact of this change will result in an increase to total revenue of approximately three to five percent. Upon application, comparative financial statements for prior periods will be reclassified to comply with this guidance.

2 RESTRUCTURING EXPENSES

In the second quarter of fiscal 2001, the Company recorded restructuring expenses of $16.9 million, consisting of $5.6 million in workforce reduction and other related costs and $11.3 million in the consolidation of facilities and abandonment of related leasehold improvements. These restructuring expenses were taken to align the Company's cost structure with the changing market conditions and decreased demand for services. In September 2001, the Company recorded additional restructuring expenses of $25.0 million, consisting of $11.1 million for workforce reduction and related costs and $13.9 million for the consolidation of facilities and abandonment of related leasehold improvements. These restructuring expenses, which include the closing of our office in Hong Kong, were taken to further align the Company's cost structure with changing market conditions and decreased demand for services. The following is a summary of restructuring expenses (in thousands):

	Total Expenses	Noncash Charges	Cash Payments	Accrued Restructuring Balance at December 31, 2001
Workforce reduction and related costs	$16,689	$–	$(12,982)	$3,707
Consolidation of facilities and abandonment of leasehold improvements	25,199	(3,458)	(5,888)	15,853
Total	$41,888	$(3,458)	$(18,870)	$19,560

As a result of the two restructuring actions, the Company reduced its workforce by approximately 650 employees, across all business functions and regions. Estimated costs for the consolidation of facilities are comprised of contractual rental commitments for office space being vacated offset by estimated sub-rental income.

Total cash payments for restructuring activities will approximate $38.4 million. The remaining $3.5 million of restructuring expenses consists of noncash charges for leasehold improvement write-offs. The Company expects to make cash payments of approximately $10.0 million in fiscal 2002 and the remaining $9.6 million, primarily related to real estate rental obligations, over the following five years.

3 FIXED ASSETS

Fixed assets consist of the following:

	December 31 2001	2000
Furniture and fixtures	$16,357	$15,344
Computer equipment and software	41,068	34,208
Leasehold improvements	22,450	7,144
Capital leases	2,681	2,623
Construction in progress	–	12,046
	82,556	71,365
Less accumulated depreciation	(41,931)	(27,798)
	$40,625	$43,567

Depreciation expense for the years ended December 31, 2001, 2000, and 1999, was approximately $14,242,000, $9,762,000, and $6,795,000, respectively.

4 INTANGIBLE ASSETS

Intangible assets consist of the following:

	December 31 2001	2000
Assembled workforce	$–	$22,900
Favorable lease	4,234	4,234
Goodwill	171,726	171,726
	175,960	198,860
Less accumulated amortization	(75,713)	(73,375)
	$100,247	$125,485

Assembled workforce is the estimated cost to replace the entire workforce in place at the purchase date, including replacement costs consisting of costs to recruit, relocate, and train a new workforce. In fiscal 2001, the cost of the assembled workforce was fully amortized and, thus, the cost and related accumulated amortization was written off. Favorable lease is the difference between the fair market value of a new lease signed on the purchase date and the actual lease in existence.

5 DEBT

Credit Agreements

In March 2000, the Company completed an initial public offering. A portion of the proceeds was used to retire a $68,505,000 term loan balance due December 2004. This early extinguishment of debt resulted in an extraordinary loss of $1,653,000 (net of a tax benefit of $175,000), which is included in the statement of operations for the year ended December 31, 2000.

Effective September 2001, the Company amended its existing credit facility originally dated July 25, 2000. The amended agreement allows the Company to borrow up to $20 million, less any amounts committed under outstanding standby letters of credit. The credit facility expires July 25, 2003. Amounts borrowed under the revolving credit facility bear interest at either the Prime Rate or at a Eurocurrency rate plus an applicable margin of 2.50%–3.00%, depending on the Company's leverage ratio. Additionally, the Company is required to pay a commitment fee of 0.25% of the average daily unused amount of the revolving credit. The credit facility contains certain restrictive financial covenants, including a maximum leverage ratio, a minimum EBITDA level, a minimum tangible net worth, a maximum leverage ratio, a minimum liquidity level, and a maximum annual capital expenditure level.

At December 31, 2001, the Company had no borrowings under the revolving credit facility and approximately $11.9 million outstanding under standby letters of credit, leaving $8.1 million available for future borrowings.

Notes Payable, Tenant Allowances

Since 1995, the Company has received tenant allowances, which are required to be reimbursed to the landlord through 2005. Interest expense recognized in relation to these notes amounted to $116,000, $136,000, and $153,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

Notes Payable, Shareholders

In March 2000, the Company repaid a total of $4,432,000, $2,111,000 of which was included in accrued expenses and $2,321,000 of which was included in accrued compensation at December 31, 1999, to shareholders of the Company. Prior to repayment, these amounts were converted to formal note payable agreements.

6 SHAREHOLDER'S EQUITY

Common Stock

On March 14, 2000, the Company successfully completed its initial public offering of common stock. The Company sold 6,200,000 shares of common stock in the initial public offering for approximately

$148.8 million less issuance costs of $14.1 million. Additionally, the par value of the Company's common stock was changed from zero to $0.01 per share.

Stock Split

On December 2, 1999, the Board of Directors approved a 30-for-1 stock split of the Company's common stock. All share and per share amounts have been restated to reflect the split.

On February 10, 2000, the Board of Directors approved a 2-for-1 stock split of the Company's common stock. All share and per share amounts have been restated to reflect the split.

7 STOCK-BASED COMPENSATION

Stock Appreciation Rights

Effective January 1, 1999, the date of the Recapitalization, the Board of Directors adopted the 1998 option plan (the "1998 Plan"). The 1998 Plan authorized the grant of (i) 17,126,644.8 rollover options, which were granted in exchange for the cancellation of stock appreciation rights and stock options held by officers, directors, and employees under stock plans in place prior to the Recapitalization, and (ii) an additional 11,744,700 options that were not rollover options. In September 1999, the Board of Directors amended the plan to decrease the number of non-rollover options that could be granted under the plan to 10,152,000 shares. All shares of common stock underlying non-rollover options granted under the 1998 Plan that are forfeited or canceled are added to the shares of common stock available for issuance under the Digitas Inc. 2000 Stock Option and Incentive Plan.

All options granted under the 1998 Plan were non-qualified stock options. Grants under the 1998 Plan were made to employees and nonemployee directors, consultants, and independent contractors. A committee of the Board of Directors administers the 1998 plan, which includes determining the participants in the plan and the number of shares of common stock to be covered by each option, amending the terms of any option, subject to certain limitations, and interpreting the terms of the plan.

Each rollover option was immediately exercisable as of the date of grant and has an exercise price equal to the base value of the stock appreciation rights or the exercise price of the stock options, as applicable, from which the options were converted. All other options granted under the 1998 Plan are generally subject to a five-year vesting schedule pursuant to which the options vest in equal annual installments on the third, fourth, and fifth anniversaries of the grant date. In addition, all options other than rollover options must have a per share exercise price equal to or greater than the fair market value of a share of the Company's common stock as of the grant date, as determined by the Board of Directors or a committee of such Board. All options granted under the 1998 Plan terminate on the tenth anniversary of the grant date. Vested options may be exercised for specified periods after the termination of the optionee's employment or other service relationship with the Company or its affiliates.

In September 1999, the Board of Directors adopted the 1999 Option Plan (the "1999 Plan"), which initially allowed for the grant of up to 13,592,700 shares of common stock. All common stock shares underlying options granted under the 1999 Plan that are forfeited or canceled are added to the shares of common stock available for issuance under the Digitas Inc. 2000 Stock Option and Incentive Plan.

Grants under the 1999 Plan may be made to employees and nonemployee directors, consultants, and independent contractors who contribute to the management, growth, and profitability of the Company's business or its affiliates. A committee of the Board of Directors administers the 1999 Plan, which includes determining the participants in the plan and the number of shares of common stock to be covered by each option, amending the terms of any option, subject to certain limitations, and interpreting the terms of the plan.

Non-qualified stock options granted under the 1999 Plan may be granted at prices which are less than the fair market value of the underlying shares on the date granted. Under the 1999 Plan, incentive stock options and non-qualified stock options are generally subject to a four-year vesting schedule pursuant to which the options vest 25% on the first anniversary of the grant date and an additional 6.25% on each consecutive three-month period thereafter. The options generally terminate on the tenth anniversary of the grant date. In addition, vested options may be exercised for specified periods after the termination of the optionee's employment or other service relationship with the Company or its affiliates.

In December 1999, the Board of Directors authorized the Company to purchase 300,000 options to purchase shares of the Company's common stock held by an employee. The purchase price for the options was $8.75 per share less the exercise price of $1.01 per share, an aggregate of $2.3 million. These options were issued in connection with the Recapitalization and approximately $500,000 of the $2.3 million is included in the purchase price of the Company. Accordingly, the Company has recorded a compensation charge of $1.8 million for this transaction in the accompanying statement of operations for the year ended December 31, 1999, and the balance of $500,000 has been recorded as a reduction to additional paid-in capital, as of December 31, 1999.

In December 1999, the Board of Directors authorized the Company to repurchase 180,000 options to purchase shares of the Company's common stock held by a nonemployee shareholder. The purchase price for the options was $8.75 per share, less the exercise price of $1.18 per share. The consideration paid for these options was $1.4 million, which has been recorded as a reduction to additional paid-in capital as of December 31, 1999.

Effective December 1999, the Board of Directors adopted the Digitas Inc. 2000 Stock Option and Incentive Plan (the "2000 Plan"). The 2000 Plan initially allowed for the grant of up to 7,718,200 shares of common stock. In May 2001, the Company's shareholders and Board of Directors approved an additional 15,000,000 shares of common stock for grant under the 2000 Plan. In addition, all common stock shares underlying non-rollover options granted under the 1998 Plan and options granted under the 1999 Plan that are canceled or forfeited are added to the shares of common stock available for issuance under the 2000 Plan.

Grants under the 2000 Plan may be made to employees and nonemployee directors, consultants, and independent contractors who contribute to the management, growth, and profitability of the Company's business or its affiliates. A committee of the Board of Directors administers the 2000 Plan, which includes determining the participants in the plan and the number of shares of common stock to be covered by each option, amending the terms of any option, subject to certain limitations, and interpreting the terms of the plan.

Non-qualified stock options granted under the plan may be granted at prices which are less than the fair market value of the underlying shares on the date granted. Under the 2000 Plan, incentive stock options and non-qualified stock options are generally subject to a four-year vesting schedule pursuant to which the options vest 25% on the first anniversary of the grant date and an additional 6.25% on each consecutive three-month period thereafter. The options generally terminate on the tenth anniversary of the grant date. In addition, vested options may be exercised for specified periods after the termination of the optionee's employment or other service relationship with the Company or its affiliates.

As of December 31, 2001, 17,220,477 shares of common stock were available for future grant under the Company's option plans.

The following table summarizes stock option activity under the 1998, 1999, and 2000 Plans:

	Year Ended December 31					
	2001		2000		1999	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Options outstanding at beginning of period	30,291,626	$3.79	28,308,972	$2.66	–	$–
Options exchanged in connection with Recapitalization	–	–	–	–	22,946,644	1.55
Options granted	9,325,490	4.24	4,551,458	11.82	8,780,000	5.25
Options exercised	(2,268,397)	1.32	(1,015,330)	1.08	(118,448)	1.27
Options canceled	(4,746,185)	6.13	(1,553,474)	8.55	(3,299,224)	1.86
Options outstanding at end of period	32,602,534	$3.56	30,291,626	$3.79	28,308,972	$2.66
Weighted-average fair value of options granted during the year at fair market value		$2.62		$8.40		$1.32
Weighted-average fair value of options granted during the year below fair market value				$14.21		$9.07

	Options Outstanding			Options Exercisable	
Range of exercise price	Number outstanding at December 31, 2001	Weighted-average remaining contractual life (in years)	Weighted-average exercise price	Number exercisable at December 31, 2001	Weighted-average exercise price
$0.94 – $2.19	11,291,236	7.0	$1.21	11,166,236	$1.20
$2.52 – $3.10	12,167,502	8.1	2.70	1,068,025	2.60
$3.90 – $4.95	3,507,321	8.9	4.58	1,292,516	4.94
$5.62 – $8.74	963,300	9.0	5.75	57,168	6.00
$8.75 – $8.96	3,661,233	8.0	8.76	1,604,332	8.75
$12.50 – $16.88	687,530	8.6	14.54	195,769	14.45
$18.00 – $24.00	324,412	8.5	18.53	101,499	18.53
$0.94 – $24.00	32,602,534	7.8	$3.56	15,485,545	$2.69

In addition to the Recapitalization, during 2000 and 1999, the Company issued 2,438,000 and 8,360,000 stock options, respectively, to employees at exercise prices ranging from $2.52 to $8.75, which at the time of the grant were below the fair market value of the Company's common stock. As a result of these option grants, the Company has recorded deferred compensation expense, which represents the aggregate difference between the option exercise price and the deemed fair market value of the common stock determined for financial reporting purposes for grants to employees. These amounts are recognized as compensation expense over the vesting period of the underlying stock options. The Company recorded compensation expense of $10.1 million, $14.8 million, and $5.9 million, respectively, during the years ended December 31, 2001, 2000, and 1999, related to these options.

Had compensation cost for the 1998, 1999, and 2000 plans (excluding exchanged shares) been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, the Company's net loss for the years ended December 31, 2001, 2000, and 1999, would have been as follows:

	2001	2000	1999
Net loss:			
As reported	$(94,088)	$(23,226)	$(37,567)
Pro forma	$(102,472)	$(28,023)	$(41,491)
Net loss per share:			
As reported	$(1.58)	$(0.41)	$(0.74)
Pro forma	$(1.72)	$(0.50)	$(0.82)

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during 2001, 2000, and 1999: volatility of 65% in 2001 and 2000 and 55% in 1999, respectively; no expected dividend yield; risk-free interest rates of 4.91%, 6.15%, and 4.60%–6.19% in 2001, 2000, and 1999, respectively; and expected lives of five years.

During 1999, the Company issued 498,544 shares of common stock to certain current and former members of the Board of Directors for an aggregate purchase price of $1.3 million. The Company recorded a compensation charge of $3.0 million, which represents the aggregate difference between the stock price and the deemed fair market value of the common stock determined for financial reporting purposes.

Common Stock Warrants

In connection with the Recapitalization, the Company issued warrants to purchase 900,000 shares at an exercise price per share of $2.52. The Company issued the warrants to the buyer and the value ascribed to the warrants was included in the Recapitalization, which was accounted for as a purchase. The warrants are fully exercisable and expire in January 2009.

In December 1999, the Board of Directors authorized the Company to repurchase warrants to purchase 120,000 shares of the Company's common stock with an exercise price of $2.52 per share held by a nonemployee shareholder. The purchase price for the warrants was $8.75 per share less the respective exercise price. The aggregate consideration paid for these warrants was $700,000, which has been recorded as a reduction to paid-in capital as of December 31, 1999.

8 INCOME TAXES

The components of loss before income taxes and the provision for income taxes are as follows:

	Year Ended December 31		
	2001	2000	1999
Loss before income taxes	$(93,940)	$(19,957)	$(37,000)
Benefit from (provision for) income taxes			
Federal			
Current	5,827	(6,080)	311
Deferred	(5,827)	4,788	(301)
Total federal	–	(1,292)	10
State			
Current	684	(2,195)	(567)
Deferred	(832)	1,871	(10)
Total state	(148)	(324)	(577)
Provision for income taxes	$(148)	$(1,616)	$(567)

The reconciliation of income tax computed at statutory rates to the effective rate is as follows:

	December 31		
	2001	2000	1999
United States statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	(0.2)	5.0	(0.5)
Goodwill and other permanent differences	(11.4)	(11.4)	(3.6)
Change in valuation allowance	(23.6)	(35.6)	(32.5)
Effective tax rate	(0.2)%	(7.0)%	(1.6)%

The tax effects of temporary differences that give rise to a significant portion of the deferred income tax assets (liabilities), net, are as follows:

	December 31	
	2001	2000
Deferred tax assets:		
Amortization of intangibles	$24,681	$17,188
Accrued expenses	4,417	1,335
Stock-based compensation	12,314	8,297
Allowance for doubtful accounts	445	272
Total deferred tax assets	41,857	27,092
Deferred tax liabilities:		
Other	–	502
Total deferred tax liabilities	–	502
Net deferred tax asset	41,857	26,590
Valuation allowance	(41,857)	(19,931)
Total	$–	$6,659

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At December 31, 2001, a full valuation allowance has been recorded. A receivable of $5,600,000 related to the refund of federal taxes due to the carryback of current year losses has been recorded and is included in other current assets at December 31, 2001.

9 EMPLOYEE PROFIT SHARING PLAN

In 1996, an Employee Profit Sharing Plan (the "Profit Sharing Plan") was established that pays certain employees a percentage of their earnings dependent on financial results as determined by the Board of Directors. The cost of the Profit Sharing Plan was approximately $2,306,000 for the year ended December 31, 1999. The Profit Sharing Plan was terminated effective December 31, 1999, with final payments made before March 15, 2000. To replace this benefit program, the Company adopted the 2000 Employee Savings Plan.

10 EMPLOYEE BENEFIT PLANS

For the year ended December 31, 1999, the Company had a noncontributory Employee Savings Plan (the "Plan"), which was administered in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The Plan was a voluntary program in which employees who met certain requirements elected to reduce their annual salary by up to 18% and have this amount contributed to the Plan on their behalf. Effective December 1999, the Board of Directors and shareholders adopted the 2000 Employee Savings Plan (the "2000 Savings Plan"). This plan provides for a discretionary Company match of employee contributions, up to 4%, subject to certain IRS restrictions. For the years ended December 31, 2001 and 2000, the Company made matching contributions of approximately $2.4 million and $3.2 million, respectively, to the 2000 Savings Plan. In addition, the Company has an employee stock purchase plan, under which a total of up to 2,200,000 shares of common stock are authorized to be sold to participating employees. Participating employees may purchase shares of common stock at 85% of the stock's fair market value at the beginning or end of an offering period, whichever is lower, through payroll deductions in an amount not to exceed 10% of an employee's base compensation.

11 OTHER RELATED PARTY TRANSACTIONS

During the years ended December 31, 2001 and 1999, the Company provided approximately $52,000 and $85,000, respectively, in services to a client whose chairman and founder is a current director of Digitas and shareholder of greater than 10% of the Company's outstanding common stock. All services were provided to this company at arms-length business terms.

12 FINANCIAL INSTRUMENTS

Interest Rate Swap Agreements

Prior to the initial public offering, the Company entered into interest rate swap agreements to fix interest rates on portions of existing long-term debt and to mitigate the effect of changes in interest rates on earnings. We entered into separate agreements on February 22 and 24, 1999, each for a notional amount of $20.0 million and each having a maturity date of February 2001. Under the terms of the agreements, we locked in fixed rates of 5.36% and 5.30% on the notional amounts and we compensated the financial institution or were compensated by the financial institution for the differential between the fixed rates and the current LIBOR rate. Through March 14, 2000, the interest rate differential payable or receivable on the agreements was recognized on an accrual basis as an adjustment to interest expense. Immediately following the initial public offering, the Company repaid the entire outstanding term loan balance with the bank. As a result, the interest rate swap agreements were no longer considered necessary as a hedge. These interest rate swap agreements were terminated in April 2000 at a total value of $447,000. A realized gain on investments of $447,000 is included in the statement of operations for the year ended December 31, 2000.

13 SEGMENTS AND RELATED INFORMATION

The Company manages its business as one segment. Accordingly, the financial information disclosed in these financial statements represents the material financial information related to the Company's single operating segment.

The Company attempts to limit its concentration of credit risk by securing well-known clients. While the Company enters into written agreements with its clients, such contracts are typically terminable between 30 and 90 days notice. Management believes a loss of any one of our significant clients or a significant reduction in use of our services by a major client could have a material adverse effect on the Company's business, financial condition, and results of operations. The table below summarizes customers that individually comprise greater than 10% of the Company's revenue.

	A	B	C
2001	*	19%	20%
2000	*	19%	16%
1999	17%	22%	23%

* Less than 10% in year presented

14 COMMITMENTS AND CONTINGENCIES

Capitalized Leases

The Company has certain noncancelable leases to finance telephone equipment, copier equipment, and software. The total capitalized cost of the assets subject to capital leases was approximately $2,681,000 and $2,623,000, with accumulated amortization of approximately $1,663,000 and $1,027,000, as of December 31, 2001 and 2000, respectively.

Other Lease Obligations

The Company leases office facilities and certain office equipment under cancelable and noncancelable operating lease agreements expiring at various dates through July 2015.

The Company leases office space under noncancelable operating leases. Rental expense, including amounts described above, consisting of minimum lease payments under noncancelable operating leases amounted to approximately $14,936,000, $13,713,000, and $8,591,000 for the years ended December 31, 2001, 2000, and 1999, respectively. Portions of the Company's space are sublet to other tenants under leases expiring during the next two years. For the years ended December 31, 2001, 2000, and 1999, the Company's facility expenses were partially offset by tenant income of $800,000, $119,000, and $286,000, respectively. The future minimum rental payments required under capital and operating leases as of December 31, 2001, are as follows:

	Capital Leases	Operating Leases
2002	$708	$22,822
2003	284	23,300
2004	–	23,622
2005	–	23,501
2006	–	11,874
Thereafter	–	46,314
Total minimum rental payments required	992	$151,433
Less amount representing interest	(52)	
Present value of net minimum lease payments	940	
Less current maturities	662	
Long-term obligations, capital lease	$278	

Minimum payments have not been reduced by minimum sublease rentals of $8,036,000 due in the future under noncancelable subleases.

15 LEGAL PROCEEDINGS

Between June 26, 2001 and August 16, 2001, several stockholder class action complaints were filed in the United States District Court for the Southern District of New York against the Company, several of its officers and directors, and five underwriters of its initial public offering (the "Offering"). The purported class actions are all brought on behalf of purchasers of the Company's common stock since March 13, 2000, the date of the Offering. The plaintiffs allege, among other things, that the Company's prospectus, incorporated in the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, was materially false and misleading because it failed to disclose that the underwriters had engaged in conduct designed to result in undisclosed and excessive underwriters' compensation in the form of increased brokerage commissions, and also that this alleged conduct of the underwriters artificially inflated the Company's stock price in the period after the Offering. The plaintiffs claim violations of Sections 11, 12, and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by the Securities and Exchange Commission and seek, among other things, damages, statutory compensation, and costs of litigation. The Company believes that the claims against it and its officers and directors are without merit and intends to defend them vigorously. Management currently believes that resolving these matters will not have a material adverse impact on the Company's financial position or its results of operations, however, litigation is inherently uncertain and there can be no assurances as to the ultimate outcome or effect of those actions.

Selected Quarterly Financial Data

The following table sets forth a summary of unaudited quarterly operating results for each of the eight quarters ended December 31, 2001. This information has been derived from our unaudited interim financial statements which, in our opinion, have been prepared on substantially the same basis as the audited financial statements contained elsewhere in this report and include all normal recurring adjustments necessary for a fair presentation of the financial information for the periods presented. The results for any quarter are not necessarily indicative of future quarterly results of operations, and we believe that period-to-period comparisons should not be relied upon as an indication of performance that may be expected for any future period.

THREE MONTHS ENDED: (in thousands)	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000	March 31, 2000
Revenue	$46,953	$51,033	$60,474	$77,054	$79,462	$75,540	$70,058	$63,094
Operating expenses:								
Professional services costs	28,729	38,766	43,576	46,623	45,388	42,286	37,520	33,413
Selling, general and administrative expenses	17,359	23,702	26,522	27,962	27,893	25,164	24,660	21,649
Stock-based compensation	975	3,430*	2,267*	3,475*	2,980	4,037	4,118	3,661
Amortization of intangible assets	6,309	6,309	6,310	6,310	9,172	9,172	9,172	9,171
Restructuring expenses	–	24,995	16,893	–	–	–	–	–
Total operating expenses	53,372	97,202	95,568	84,370	85,433	80,659	75,470	67,894
Loss from operations	(6,419)	(46,169)	(35,094)	(7,316)	(5,971)	(5,119)	(5,412)	(4,800)
Other income (expense):								
Interest income	226	268	287	662	1,039	792	725	230
Interest expense	(103)	(108)	(110)	(166)	(80)	(156)	(125)	(1,510)
Unrealized and realized gain (loss) on investment	–	–	–	–	–	–	(57)	504
Gain (loss) on disposal of fixed assets	–	41	4	4	(133)	–	–	–
Other miscellaneous income	3	50	–	–	–	–	18	98
	126	251	181	500	826	636	561	(678)
Loss before provision for income taxes	(6,293)	(45,918)	(34,913)	(6,816)	(5,145)	(4,483)	(4,851)	(5,478)
Provision for income taxes	–	–	–	(148)	(349)	(439)	(422)	(406)
Net loss from continuing operations	(6,293)	(45,918)	(34,913)	(6,964)	(5,494)	(4,922)	(5,273)	(5,884)
Extraordinary loss	–	–	–	–	–	–	–	(1,653)
Net loss	$ (6,293)	$(45,918)	$(34,913)	$(6,964)	$ (5,494)	$ (4,922)	$ (5,273)	$ (7,537)

*The first, second, and third quarters of 2001 have been adjusted from $3,122, $898, and $2,324, respectively, as reported in the Company's Form 10-Qs.

Executive Officers

David W. Kenny
Chairman and CEO

Michael Ward
President and COO

Jeffrey Coté
Executive Vice President
Chief Financial Officer

Thomas M. Lemberg
Executive Vice President
General Counsel and Secretary

Board of Directors

Gregor S. Bailar
Chief Information Officer
CapitalOne Financial Corporation

Michael E. Bronner
Chairman and CEO
Upromise, Inc.

John L. Bunce, Jr.
Managing Director
Hellman & Friedman LLC

Orit Gadiesh
Chairman of the Board
Bain & Company

Philip U. Hammarskjold
Managing Director
Hellman & Friedman LLC

Patrick J. Healy
Managing Director
Hellman & Friedman LLC

David W. Kenny
Chairman and CEO
Digitas

Arthur Kern
Private Investments

Digitas Offices

Boston

800 Boylston Street
Boston, MA 02199
617 867 1000

Chicago

111 East Wacker Drive
Suite 600
Chicago, IL 60601
312 729 0100

London

9-10 Alfred Place
London WC1E 7EB
England, UK
011 44 207 494 6700

Miami

Sun Trust International Center
1 Southeast 3rd Avenue
Miami, FL 33131
305 810 6600

New York

355 Park Avenue South
New York, NY 10010
212 610 5000

Salt Lake City

136 East South Temple
Suite 1100
Salt Lake City, UT 84111
801 236 7580

San Francisco

475 Sansome Street
Suite 2000
San Francisco, CA 94111
415 743 3900



TRANSFER AGENT
Communications regarding stock transfer requirements, lost certificates, and change of address should be sent to American Stock Transfer, 59 Maiden Lane, New York, NY 10038. Telephone: 1 800 937 5449. They can also be contacted through www.amstock.com.

SHAREHOLDER SERVICES
Requests for information about stock holdings and transfers should be sent to the Office of the Corporate Secretary, Digitas, 800 Boylston Street, Boston, MA 02199. Telephone: 617 867 1716. e-mail: mslayter@digitas.com.

INVESTOR INFORMATION
Information about Digitas, including our Forms 10-K and 10-Q and press releases, may be obtained through the investor section of our Web site, www.digitas.com, or by calling Digitas Investor Relations, 617 867 1125.

SHAREHOLDER AND STOCK LISTING
The company's common stock is traded on the NASDAQ Stock Market under the symbol DTAS. On December 31, 2001, there were 60,857,083 shares of common stock outstanding. The following table sets forth for the periods indicated the quarterly high and low closing sales prices of the common stock on the NASDAQ stock market.

FISCAL YEAR 2000			FISCAL YEAR 2001		
	High	Low		High	Low
Q1	$30.00	$24.00	Q1	$9.00	$3.50
Q2	$24.00	$10.75	Q2	$7.45	$3.75
Q3	$24.63	$12.37	Q3	$5.10	$1.71
Q4	$17.63	$5.06	Q4	$4.02	$1.25

Note: The company's stock was publicly traded beginning March 14, 2000.

DIVIDENDS
Historically, the company has not paid cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future.

ANNUAL MEETING
The annual meeting of stockholders will be held on Thursday, May 16, 2002, at 9 a.m. EDT, at Digitas, on the 18th floor of 800 Boylston Street, Boston, MA 02199.

Internet Access: www.digitas.com.

Independent Auditors for the fiscal years 2000 and 2001: Arthur Andersen LLP, 225 Franklin Street, Boston, MA 02110. Telephone 617 330 4000.

It is Digitas policy to extend equal employment opportunity to all applicants and employees regardless of race, color, religion, national origin, disability, age, gender, sexual orientation, military status, or any quality unrelated to merit.

Digitas Inc. 800 Boylston Street, Boston, MA 02199